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By EDGAR and Fax

Peggy Kim Special Counsel Office of Mergers & Acquisitions United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-3628	June 15, 2011

Re:	Hines Real Estate Investment Trust, Inc.
Schedule TO-T filed May 25, 2011 by MIRELF IV REIT Investments, LLC et al.
SEC File No. 005-86245

Dear Ms. Kim:

On behalf of MIRELF IV REIT Investments, LLC (the "Purchaser" and, together with its affiliates MIRELF IV REIT, Madison International Real Estate Liquidity Fund IV, LP. and Madison International Holdings IV, LLC, the "Bidders"), we are responding to the comments contained in your letter dated June 3, 2011.  For your convenience, your comments are repeated below, with the applicable response set forth immediately following each comment.

We have enclosed with this letter a copy of Amendment No. 1 to the Schedule TO-T which was filed on June 15, 2011 ("Amendment No. 1").   As described below, Amendment No. 1 contains revisions designed to address certain of your comments.

Schedule TO-T

Offer to Purchase

Withdrawal Rights, page 13
1.
We note that in order for withdrawal to be effective, a notarized notice of withdrawal must be timely received by the Depositary via certificated mail.  Please advise us as to your consideration of how this complies with Rule 14d-7(a) and (b).  Shareholders have the right to withdraw their securities throughout the period that the offer remains open. Please specifically address how a shareholder may withdraw securities on the expiration date when you require that the withdrawal notice must be notarized and sent by certified mail.  Please also address how the notarization requirement is a reasonable request for a signature guarantee.  In addition, please compare the certified mail and notarized signature requirements for withdrawal with the requirements to tender securities, including the "Medallion Signature Guarantee."  We may have further comment.

CLIFFORD CHANCE US LLP

The Purchaser believes that the requirement that a notice of withdrawal be sent by certified mail is not inconsistent with the requirements of Rule 14d-7(a) and (b).  In order to address your concerns, however, the Purchaser has revised the text in the section of the Offer to Purchase highlighted by you.  In the revised text, the use of certified mail is no longer required (although it is recommended).  In response to your comment on signature requirements, the revised text now requires that shareholders exercising withdrawal rights must either have their notices of withdrawal notarized or have their signatures guaranteed by the "Medallion Signature Guarantee" method.  Conforming changes have been made on page 6.

Certain Information Concerning the Purchaser, page 16
2.
We note that in the third paragraph on page 17 and in the penultimate paragraph of the Assignment Form the disclosure states that the bidders reserve the right to transfer or assign the right to purchase securities in this offer.  Please confirm your understanding that any entity to which the bidders assign the right to purchase shares in this offer must be included as a bidder in this offer.  Adding additional bidders may require the dissemination of additional offer materials and an extension of the term of this offer.

The Purchaser has authorized us to confirm its understanding that any entity to which the Bidders assign the right to purchase shares in the offer before expiration of the offer must be included as a Bidder in this offer. The Purchaser further understands that after it has accepted tendered shares for purchase and the shares have been paid for, the Purchaser can require title to the shares to be registered in the name of its designee.

Source of Funds, page 17
3.
We note that existing capital and binding capital commitments will be used to fund the offer. Please revise to state the specific sources of funds.  Refer to Item 1007(a) of Regulation M-A.  If any part of the funds is expected to be borrowed, then revise to include a summary of the loan agreement.   Refer to Item 1007(d) of Regulation M-A.

CLIFFORD CHANCE US LLP

The capital being used to fund the offer will be provided by a private equity fund, Madison International Real Estate Liquidity Fund IV, LP.  The private equity fund will obtain the money from cash on hand and from capital contributions made to it pursuant to commitments entered into by the investors in the fund when those investors subscribed to become investors in the fund.  The Purchaser respectfully submits that no further disclosures are required regarding these funding arrangements.  Private equity funds named as bidders in tender offer documents customarily do not provide details in the tender offer documents regarding the commitments made by the funds' investors.   Furthermore, such disclosure would not meaningfully assist shareholders of the target company to decide whether or not to tender.

Determination of Validity, page 12
4.
Please explain to us the purpose of the language that your interpretation of the terms of the offer will be final and binding.  Please disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties.  In addition, please disclose that security holders may challenge your determinations.

The intent of this language is that the Purchaser reserves the right to interpret the terms of its own offer and to resolve any ambiguities.  In order to address your concerns, the Purchaser has added disclosure to the effect that if a shareholder disagrees with a decision of the Purchaser, that shareholder may seek to challenge such decision in a court of competent jurisdiction.

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The Bidders have authorized us to advise you of their acknowledgement that:

●	they are responsible for the adequacy and accuracy of the disclosures in the filings;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect of the filings; and

●	they may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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CLIFFORD CHANCE US LLP

If we may be of further assistance, please do not hesitate to call me at (212) 878-8281.

Very truly yours,

/s/ JOHN A. HEALY
John A. Healy

cc: Ali Zaidi